UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
                        Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition

Following this cover page are the unaudited consolidated financial results for the three months and nine months ended December 31, 2009 of China Cord Blood Corporation (the “Company”).

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of December 31 and March 31, 2009

	December 31, 2009		March 31, 2009
	US$	RMB	RMB
	(in thousands except redemption value and number of shares)
ASSETS
Current assets
Cash and cash equivalents	56,560	386,069	161,406
Accounts receivable, less allowance for doubtful accounts (December 31, 2009: RMB9,251; March 31, 2009: RMB 6,170)	8,361	57,071	49,763
Inventories	843	5,757	6,501
Prepaid expenses and other receivables	1,511	10,312	7,978
Deferred tax assets	476	3,249	1,846
Total current assets	67,751	462,458	227,494
Property, plant and equipment, net	37,553	256,331	236,740
Non-current prepayments and deposits	1,735	11,846	27,184
Non-current accounts receivable, less allowance for doubtful accounts (December 31, 2009: RMB5,390; March 31, 2009: RMB2,223)	24,007	163,872	91,761
Inventories	4,153	28,348	26,069
Intangible asset, net	3,888	26,540	27,268
Available-for-sale equity securities	8,780	59,932	26,242
Deferred reverse recapitalization costs	-	-	33,633
Deferred tax assets	89	609	-
Total assets	147,956	1,009,936	696,391

LIABILITIES
Current liabilities
Bank loan	6,592	45,000	-
Accounts payable	1,274	8,693	5,128
Accrued expenses and other payables	2,853	19,472	19,269
Deferred revenue	5,135	35,049	18,351
Amounts due to related parties	384	2,621	-
Income tax payable	584	3,989	4,321
Total current liabilities	16,822	114,824	47,069
Deferred revenue	12,530	85,530	74,231
Other non-current liabilities	2,113	14,427	13,551
Deferred tax liabilities	414	2,827	4,017
Total liabilities	31,879	217,608	138,868

Commitments and contingencies
Redeemable ordinary shares of China Cord Blood Services Corporation US$0.0001 par value, 14,614,140 shares issued and outstanding as of March 31, 2009 (redemption value of US$51,088,745 as of March 31, 2009)	-	-	386,577

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of December 31 and March 31, 2009 - (continued)

	December 31, 2009		March 31, 2009
	US$	RMB	RMB
	(in thousands except redemption value and number of shares)
EQUITY
China Cord Blood Corporation shareholders’ equity
Ordinary shares US$0.0001 par value, 250,000,000 shares authorized, 43,237,100 shares and 66,182,726 shares issued and outstanding as of March 31, 2009 and December 31, 2009, respectively	7	45	34
Additional paid-in capital	102,233	697,834	140,745
Accumulated other comprehensive loss	2,055	14,023	(19,319)
Retained earnings	10,425	71,161	44,082
Total China Cord Blood Corporation shareholders’ equity	114,720	783,063	165,542
Noncontrolling interests	1,357	9,265	5,404
Total equity	116,077	792,328	170,946
Total liabilities, redeemable ordinary shares and equity	147,956	1,009,936	696,391

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Nine Months Ended December 31, 2009 and 2008

	Three months ended December 31,			Nine months ended December 31,
	2009		2008	2009		2008
	US$	RMB	RMB	US$	RMB	RMB
	(in thousands except per share)

Revenues	10,095	68,905	55,795	27,941	190,731	137,730
Direct costs	(2,451)	(16,727)	(13,561)	(7,415)	(50,615)	(35,736)
Gross profit	7,644	52,178	42,234	20,526	140,116	101,994
Operating expenses
Sales and marketing	(1,526)	(10,416)	(6,636)	(3,945)	(26,928)	(21,683)
General and administrative	(2,442)	(16,669)	(10,718)	(5,991)	(40,896)	(21,696)
Total operating expenses	(3,968)	(27,085)	(17,354)	(9,936)	(67,824)	(43,379)
Operating income	3,676	25,093	24,880	10,590	72,292	58,615
Other income/(expense), net
Interest income	336	2,292	882	739	5,047	2,793
Interest expense	(102)	(695)	-	(265)	(1,812)	-
Exchange gain/(loss)	6	39	(107)	88	602	(188)
Write-off of deferred offering and reverse recapitalization costs	-	-	215	(3,159)	(21,566)	(9,473)
Impairment loss on available-for-sale equity securities	-	-	(9,828)	-	-	(37,426)
Others	(8)	(51)	1,809	48	326	663
Total other income/(expense), net	232	1,585	(7,029)	(2,549)	(17,403)	(43,631)
Income before income tax	3,908	26,678	17,851	8,041	54,889	14,984
Income tax expense	(795)	(5,431)	(4,012)	(2,574)	(17,572)	(11,810)
Net income	3,113	21,247	13,839	5,467	37,317	3,174
Income attributable to redeemable noncontrolling interests	-	-	-	(51)	(347)	-
Income attributable to noncontrolling interests	(183)	(1,246)	(1,003)	(575)	(3,922)	(2,598)
Net income attributable to China Cord Blood Corporation shareholders	2,930	20,001	12,836	4,841	33,048	576

Net income/(loss) per share:
Attributable to ordinary shares
-Basic	0.05	0.31	0.11	0.06	0.44	(0.32)
-Diluted	0.04	0.29	0.11	0.06	0.42	(0.32)
Attributable to redeemable ordinary shares
-Basic	N/A	N/A	0.54	0.24	1.65	0.98
-Diluted	N/A	N/A	0.54	0.24	1.62	0.98

Other Events

On March 5, 2010, Company issued a press release announcing the unaudited consolidated financial results for the three months and nine months ended December 31, 2009. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated March 5, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: March 5, 2010